Exhibit 99.9

Shaw Industries Automates Sales Compensation and Boosts Operational
Efficiency with NICE Sales Performance Management

Cloud-based NICE SPM solution streamlines management of sales incentives for thousands of retailers at the US flooring company

Hoboken, N.J., March 24, 2021 – NICE (Nasdaq: NICE) announced today that Shaw Industries Group, Inc., is experiencing positive results by leveraging NICE's cloud-based Sales Performance Management solution. The US flooring company has benefitted from improved payment accuracy, enhanced operational efficiency and increased customer satisfaction across its large retail network by implementing NICE SPM. For more information, watch this video testimonial.

Shaw Industries, a US-based flooring company and a leading floor covering provider, has a network of chain retail and individual store partners. The NICE solution was chosen for its ability to quickly adapt to dynamically changing needs and to effectively handle the flooring giant’s intricate retailer incentive system. The centralization and coherence NICE SPM brought to the management of Shaw Industries’ sales incentives increased operational efficiency across its network of retailers, eliminating most manual workflows and time-consuming emails. The flooring company is now able to rapidly process hundreds of thousands of transactions, while optimization has reduced the number of volume rebate plans for retailers from 1,000 to no more than 10.

In addition to faster processing, rebate payments by Shaw Industries are more accurate with NICE SPM. Complex crediting rules, such as waterfall transaction capping between multiple plans and the like, are easily applied across the company’s network. Shaw’s business users can now independently define, modify and launch rebate programs and enroll retailers into programs as needed. Real-time, line-level reports provide retailers with visibility into their rebates, cutting down on disputes and inquiries. The automation and increased transparency of NICE SPM has also simplified and contributed to Shaw Industries’ compliance with auditing standards.

Gayla Moore, Business Systems Manager, Shaw Industries, Inc. said, “In feedback surveys, our divisional and regional sales managers regularly give NICE SPM scores of 4 or 5 out of 5 when ranking their experience using the new system. Our rebate analysts particularly like using the system, as they feel more self-sufficient and have no need for IT or managerial assistance. Personally, I also enjoy using the system - it has made my job a lot easier.”

Barry Cooper, President, NICE Enterprise Group, said, “It is always rewarding to hear how NICE SPM has helped a large organization such as Shaw Industries to simplify and efficiently manage sales compensation and improve its business performance. The company is recognized for its high performance standards, and we're pleased to help Shaw continue to meet them thanks to SPM’s flexibility, ease of use and dynamic responsiveness.  We believe this is yet another validation of how innovation helps organizations reinvent their customer service to ensure exceptional experiences.”

To learn more, watch this video testimonial or read the case study.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.